Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

January 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Celia A. Soehner

Re:	Generac Holdings Inc.
Registration Statement on Form S-1
File No. 333-162590

Dear Ms. Soehner:

On behalf of our client, Generac Holdings Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-162590), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of January 27, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

1.                                      We may have further comments after you complete the blanks in your document.

The Company acknowledges the Staff’s comment.

Prospectus Summary, page 3

2.                                      Please tell us how your disclosure that you “enjoy a leading industry market position” and that you “believe [you] are the market leader” with an approximately 70% market share in the installed residential standby generator market presents a balanced view of your market position given that the material that you provided in response to prior comment 1 appears to indicate that most of the market segments include several companies with market shares that are a multiple of yours.  Please advise.

The Company has revised the disclosure on page 3 to delete the statement that the Company enjoys a “leading industry market position” in response to the Staff’s comment. As modified, the Company believes that the disclosure presents a balanced view of its market position. The Company has also made conforming changes to pages 81 and 82.

Our competitive strengths, page 3

3.                                      We note your disclosure that you list as a competitive strength “[b]roadest product line in the industry.”  However, it appears from the information that you have provided in response to prior comment 1 that other market participants share the same product offerings.  Please advise or revise.

The Company has revised the disclosure on page 3 to delete the statement that the Company has the “broadest product line in the industry.” The Company has made conforming changes to pages 83 and 88.

The offering, page 8

4.                                      Please confirm whether your intention to include 3,281,259 shares in the overallotment option actually should refer to 3,281,250 shares.  Otherwise, please tell us (1) the authority on which you relied to determine the size of the option, and (2) how you calculated the maximum aggregate offering price as disclosed in the fee table.

The Company acknowledges the Staff’s comment. The disclosure on page 8 of the Amendment refers to 3,046,875 shares, which is 15% of the 20,312,500 shares set forth on the cover of the prospectus.

Our products, page 87

5.                                      We note your response to prior comment 7.  We are not making a determination at this time regarding whether your disclosure satisfies your obligations under Regulation S-K Item 101(c)(1)(i) or otherwise, and we urge you to consider carefully whether you have provided all required information in your prospectus.  Please also refer to the acknowledgements mentioned at the end of this letter that must accompany any request for acceleration of the effective time of this registration statement.

The Company acknowledges the Staff’s comment.

Board of directors, page 95

6.                                      We note your disclosure on page 96 that you board may be divided into 3 classes; however, exhibit 3.1 indicates that the board will be classified.  Please disclose your current intention regarding the classification and term of each director.

The Company has revised the disclosure on page 96 to indicate that the board will be divided into 3 classes and to set forth the term of each director.

7.                                      Please tell us who is the eighth director mentioned in section 5.1 of exhibit 3.1.

The Company’s board of directors will initially consist of 7 directors upon the offering, and the Company has revised section 5.1 of exhibit 3.1 accordingly to correct the mistaken reference to the number eight in such section.

Base salary, page 103

8.                                      Please expand your disclosure in responses to prior comments 9 and 10 to address the disclosed analysis of the reasonableness of base salary and the adjustments based on that compensation comparison.

The Company has revised the disclosure on pages 103 and 104 to clarify the disclosed analysis of the reasonableness of compensation.

Annual bonus, page 104

9.                                      Please expand your disclosure in response to prior comment 9 to disclose the dollar amount of Adjusted EBITDA to which you will apply the percentages mentioned in the first sentence of the last paragraph of this section.

The Company has revised the disclosure on page 105 to include the dollar amount of target Adjusted EBITDA to which it will apply the percentages.

Executive compensation, page 107

10.                               We note that your revised disclosure in footnote (1) on page 107 indicates that “[t]he amount of non-equity incentive plan compensation for fiscal 2009 has not yet been determined.”  However, instruction 1 to Regulation S-K

Item 402(c)(2)(iii) and (iv) refers to an amount of salary or bonus earned that is not calculable through the latest practicable date.  Please advise whether the amount referenced in footnote (1) is not yet calculable, or simply has not yet been determined.

The Company has revised the disclosure in footnote (1) on page 108 to indicate that the amount referenced is not yet calculable.

Summary compensation table, page 107

11.                               Please revise your disclosure in response to prior comment 13 so that you do not change the form of table required by Regulation S-K Item 402.

The Company has revised the form of the table on page 108 in response to the Staff’s comment.

Employment agreements and severance benefits, page 111

12.                               We note your disclosure on page 113 that Mr. Jagdfeld would have been entitled to receive $750,000 in bonuses if you terminated him on December 31, 2009 without cause.  Please show us how you calculated this amount.

The Company respectfully advises the Staff that, based on the January 2010 amendments to his employment agreement, Mr. Jagdfeld would have been entitled to 200% of his target annual bonus for 2009, which is 75% of his base salary of $500,000, or $375,000. The Company calculated the bonus amount as 200% of $375,000.

CCMP transactions, page 122

13.                               We reissue prior comment 15 in part.  Please disclose each related party’s interest in the transactions mentioned in the second paragraph of this section.  The instruction you cite as your basis for omitting the disclosure refers to an interest based on ownership of the registrant’s securities, not an interest based on another entity’s securities as appears to be the case with the transaction described in the second paragraph of this section.

As discussed with the Staff, the Company has revised the disclosure on page 123 to disclose each related party’s interest in the transactions.

Exhibits

14.                               Please tell us where you have filed the “Exhibit B” mentioned in exhibit 10.66.

The Company has refiled Exhibit 10.66 with “Exhibit B” to such agreement included.

15.                               Please tell us why exhibits 10.65 and 10.66 are unsigned and undated when your disclosure on page 111 appears to indicate that the agreements have been executed.

The Company has revised and refiled exhibits 10.65 and 10.66 to indicate that they are signed and dated.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch